Ur-Energy Submits License Application to Nuclear Regulatory Commission

Denver, Colorado (Marketwire – October 31, 2007) Ur-Energy Inc (TSX:URE) (“Ur-Energy” or “the Company”) is pleased to announce that it has submitted its Application to the US Nuclear Regulatory Commission (“NRC”) for a Source Material License for its Lost Creek uranium production project. This license is the first stage of obtaining all necessary licenses and permits to enable the company to recover uranium via in situ recovery method at the Lost Creek project. The collection and compilation of the extensive environmental background data for the Application has taken more than two years. The NRC has indicated that the application review process can take up to 18 months to complete. Vice President of Mining and Engineering Wayne Heili stated, “A great deal of effort by our staff and consultants went into preparing this License Application. We believe the application is technically sound and administratively complete. I anticipate a relatively smooth and efficient review process.”

Next on the agenda is the Lost Creek Mine Permit Application to be submitted to the Wyoming Department of Environmental Quality (“WDEQ”). Individual mine unit applications for each well field will be submitted starting in 2008 to cover each individual mine unit or well field that will be produced on the Lost Creek Project. The Company is also completing its in-house engineering pre-feasibility study which is expected to be finalized next month. President and CEO Bill Boberg stated, “This is a major milestone for the Company. We have been focused on completing this application for the past two years. The world class team of staff and consultants that we have assembled has done an outstanding job in completing this application and moving the project closer to production. The NRC staff has been extremely supportive and helpful throughout the entire application and we look forward to continuing to work with the NRC staff during the review process and to the receipt of our NRC license in early 2009. Our goal remains to start construction of our plant in early 2009, complete construction of Mine Unit #1 and to start production of uranium from Lost Creek later in 2009.”

Ur-Energy is a junior mining company completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production in 2009. The company is also engaged in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered corporate office in Ottawa, Canada and bases its headquarters in Littleton, Colorado. The company’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. ard-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.